SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
(Amendment No. 2)
CONEXANT SYSTEMS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.00% Convertible Subordinated Notes due 2026	207142AG5 207142AH3
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)
Mark Peterson, Esq.
Senior Vice President, Chief Legal Officer and Secretary
Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach, California 92660-3095
(949) 483-4600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:

David J. Johnson, Jr., Esq. Andor D. Terner, Esq. O’Melveny & Myers LLP 610 Newport Center Dr., Suite 1700 Newport Beach, California 92660 (949) 760-9600	Kirk A. Davenport, Esq. Senet S. Bischoff, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200
CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)
$232,400,000	$16,570.12

(1)	Calculated solely for the purpose of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $232.4 million aggregate principal amount of the issuer’s 4.00% Convertible Subordinated Notes due 2026 at the tender offer price of $1,000 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,570.12	Filing Party: Conexant Systems, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: March 3, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2010 and amended by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed on March 11, 2010 by Conexant Systems, Inc., a Delaware corporation (“Conexant” or the “Company”), in connection with Conexant’s offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2010 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), any and all of Conexant’s outstanding 4.00% Convertible Subordinated Notes due 2026 (the “Notes”).
     Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.
     This Amendment No. 2 is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Item 4. Terms of the Transaction.
          (a) Material Terms.
               (1) Tender Offers.
     The information set forth in the Offer to Purchase is amended and supplemented by adding the following information:
     The Offer expired at 12:00 midnight, New York City time, on March 30, 2010, which we refer to as the Expiration Time. On March 31, 2010, the Company announced the acceptance for purchase of all outstanding Notes that were validly tendered and not withdrawn as of the Expiration Time. Based on final information provided to the Company by Global Bondholder Services Corporation, as Information Agent and Depositary, $104,662,000 aggregate principal amount of Notes, representing 45.04% of the aggregate principal amount of the outstanding Notes prior to the Offer, were validly tendered and accepted for purchase in the Offer, at a purchase price of $1,000 per $1,000 principal amount of Notes, plus accrued and unpaid interest up to, but not including, the date of payment. The aggregate consideration (including accrued and unpaid interest) for the accepted Notes of $105,010,873.29 will be delivered promptly by The Depository Trust Company to the tendering holders. After the purchase pursuant to the Offer, $127,708,000 aggregate principal amount of Notes remain outstanding. The full text of the Company’s press release, dated March 31, 2010, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.
Item 12. Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated March 3, 2010.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Press Release dated March 3, 2010 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 3, 2010).

Exhibit Number	Description of Document
(a)(5)(B)	Press Release dated March 10, 2010 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 11, 2010).

(a)(5)(C)**	Press Release dated March 31, 2010.

(b)(1)	Indenture governing 11.25% Senior Secured Notes due 2015, dated March 10, 2010, among Conexant Systems, Inc., the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 11, 2010).

(b)(2)	Blanket Lien Pledge and Security Agreement, dated March 10, 2010, among Conexant Systems, Inc., the grantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as collateral trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 11, 2010).

(d)(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.A.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

(d)(2)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2008).

(d)(3)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on February 19, 2010 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 24, 2010).

(d)(4)	Amended By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on December 24, 2009).

(d)(5)	Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-8 filed on May 26, 2000 (File No. 333-37918)).

(d)(6)	Form of Stock Option Agreement under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(7)	Form of Restricted Stock Agreement (Performance Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(8)	Form of Restricted Stock Agreement (Time Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(9)	Copy of resolutions of the Board of Directors of the Company, adopted August 13, 1999 amending, among other things, the 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 30, 1999).

(d)(10)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on May 9, 2002, as amended June 13, 2002, in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-9 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

Exhibit Number	Description of Document
(d)(11)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 13, 2002 in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-10 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(d)(12)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-11 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(d)(13)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-12 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(d)(14)	Amended and Restated Conexant Systems, Inc. Retirement Savings Plan (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-8 filed on December 21, 2006 (File No. 333-139547)).

(d)(15)	Conexant Systems, Inc. Directors Stock Plan, as amended (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 28, 2007).

(d)(16)	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit (D)(2) of Amendment No. 2 to Schedule TO filed on December 1, 2004).

(d)(17)	Resolutions adopted by the Board of Directors of the Company on February 25, 2004 with respect to the use of shares available under certain GlobespanVirata, Inc. stock plans for future grants under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan (incorporated by reference to Exhibit 4.5.2 of the Company’s Registration Statement on Form S-8 filed on March 15, 2004 (File No. 333-113595)).

(d)(18)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit 10-f-3 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(d)(19)	Conexant Systems, Inc. 2001 Performance Share Plan and related Performance Share Award Terms and Conditions (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on November 21, 2001 (File No. 333-73858)).

(d)(20)	Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on May 28, 2004 (File No. 333-115983)).

(d)(21)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10-j-2 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(d)(22)	Form of Restricted Stock Unit Award Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2007).

(d)(23)	Conexant Systems, Inc. 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 3, 2009).

(d)(24)	Conexant Systems, Inc. 2009 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 18, 2008).

Exhibit Number	Description of Document
(d)(25)	Conexant Systems, Inc. Deferred Compensation Plan II, effective January 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on January 5, 2006).

(d)(26)	Conexant Systems, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 22, 2010).

(d)(27)	Conexant Systems, Inc., 2001 Employee Stock Purchase Plan, as amended and restated (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed on March 1, 2010 (File No. 333-165128)).

(d)(28)	Underwriting Agreement dated March 4, 2010 between Conexant Systems, Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on March 5, 2010).

(d)(29)	Indenture, dated as of March 7, 2006, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as successor to J.P. Morgan Trust Company, National Association, as trustee, including the form of the Company’s 4% Convertible Subordinated Notes due March 1, 2026 attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(d)(30)	Registration Rights Agreement, dated as of March 7, 2006, by and between the Company and Lehman Brothers Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(g)	None.

(h)	None.

*	Previously filed on Schedule TO.

**	Filed herewith.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2010	CONEXANT SYSTEMS, INC.
	By:	/s/ Mark D. Peterson
Mark D. Peterson
Senior Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated March 3, 2010.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Press Release dated March 3, 2010 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 3, 2010).

(a)(5)(B)	Press Release dated March 10, 2010 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 11, 2010).

(a)(5)(C)**	Press Release dated March 31, 2010.

(b)(1)	Indenture governing 11.25% Senior Secured Notes due 2015, dated March 10, 2010, between Conexant Systems, Inc., the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 11, 2010).

(b)(2)	Blanket Lien Pledge and Security Agreement, dated March 10, 2010, among Conexant Systems, Inc., the grantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as collateral trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 11, 2010).

(d)(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.A.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

(d)(2)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2008).

(d)(3)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on February 19, 2010 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 24, 2010).

(d)(4)	Amended By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on December 24, 2009).

(d)(5)	Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-8 filed on May 26, 2000 (File No. 333-37918)).

(d)(6)	Form of Stock Option Agreement under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(7)	Form of Restricted Stock Agreement (Performance Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(8)	Form of Restricted Stock Agreement (Time Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

Exhibit Number	Description of Document
(d)(9)	Copy of resolutions of the Board of Directors of the Company, adopted August 13, 1999 amending, among other things, the 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 30, 1999).

(d)(10)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on May 9, 2002, as amended June 13, 2002, in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-9 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(d)(11)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 13, 2002 in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-10 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(d)(12)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-11 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(d)(13)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-12 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(d)(14)	Amended and Restated Conexant Systems, Inc. Retirement Savings Plan (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-8 filed on December 21, 2006 (File No. 333-139547)).

(d)(15)	Conexant Systems, Inc. Directors Stock Plan, as amended (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 28, 2007).

(d)(16)	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit (D)(2) of Amendment No. 2 to Schedule TO filed on December 1, 2004).

(d)(17)	Resolutions adopted by the Board of Directors of the Company on February 25, 2004 with respect to the use of shares available under certain GlobespanVirata, Inc. stock plans for future grants under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan (incorporated by reference to Exhibit 4.5.2 of the Company’s Registration Statement on Form S-8 filed on March 15, 2004 (File No. 333-113595)).

(d)(18)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit 10-f-3 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(d)(19)	Conexant Systems, Inc. 2001 Performance Share Plan and related Performance Share Award Terms and Conditions (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on November 21, 2001 (File No. 333-73858)).

(d)(20)	Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on May 28, 2004 (File No. 333-115983)).

(d)(21)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10-j-2 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

Exhibit Number	Description of Document
(d)(22)	Form of Restricted Stock Unit Award Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2007).

(d)(23)	Conexant Systems, Inc. 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 3, 2009).

(d)(24)	Conexant Systems, Inc. 2009 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 18, 2008).

(d)(25)	Conexant Systems, Inc. Deferred Compensation Plan II, effective January 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on January 5, 2006).

(d)(26)	Conexant Systems, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 22, 2010).

(d)(27)	Conexant Systems, Inc., 2001 Employee Stock Purchase Plan, as amended and restated (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed on March 1, 2010 (File No. 333-165128)).

(d)(28)	Underwriting Agreement dated March 4, 2010 between Conexant Systems, Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 5, 2010).

(d)(29)	Indenture, dated as of March 7, 2006, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as successor to J.P. Morgan Trust Company, National Association, as trustee, including the form of the Company’s 4% Convertible Subordinated Notes due March 1, 2026 attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(d)(30)	Registration Rights Agreement, dated as of March 7, 2006, by and between the Company and Lehman Brothers Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(g)	None.

(h)	None.

*	Previously filed on Schedule TO.

**	Filed herewith.